[Letterhead of Bracewell & Giuliani LLP]

April 17, 2007

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings
Assistant Director

	Re:	Kinder Morgan Energy Partners, L.P.
Registration Statement on Form S-3
Filed March 22, 2007
File No. 333-141491

Ladies and Gentlemen:

In this letter, we set forth responses to the comments and requests for additional information contained in the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 17, 2007, with respect to the above-referenced filing (the “Registration Statement”).  For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the April 17 comment letter.  The response to each comment or request is set forth immediately below the text of the applicable comment or request.

Exhibits 5.1

1.                                      We note that the legal opinion is limited to the Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act.  Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act includes the statutory provisions and also all applicable provisions of the Delaware

United States Securities and Exchange Commission
April 17, 2007

Constitution and the reported judicial cases interpreting those laws currently in effect.  Please file this confirmation as correspondence on the EDGAR system.

Response:  We hereby confirm that the references to the Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act in our opinion filed as Exhibit 5.1 to the Registration Statement include the referenced statutory provisions as well as all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

2.                                      Your legal opinion should also refer to the law of the indenture for the debt security being registered.  We note that your Indenture dated January 31, 2003 with Wachovia Bank is governed by New York law.  Please revise your opinion to include New York law as applicable.

Response:  We have revised our opinion to refer to the law of the State of New York, and such revised opinion has been filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 713-221-1306 or Troy L. Harder at 713-221-1456.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Gary W. Orloff
Gary W. Orloff
GWO/pd

cc:	Mr. Joseph Listengart
Kinder Morgan Energy Partners, L.P.

Mr. Troy L. Harder
Bracewell & Giuliani LLP